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EXHIBIT 12


                         ADVANTA CORP. AND SUBSIDIARIES
         CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)


                                                  Three Months Ended                        Six Months Ended
                                                       June 30,                                  June 30,
----------------------------------------------------------------------------------------------------------------------
                                                 1999               1998                 1999                1998(A)
----------------------------------------------------------------------------------------------------------------------
Net earnings                                   $12,312             $ 9,471             $ 19,085             $428,257
Federal and state
 income taxes                                    8,115               4,006               12,308              (17,452)
Earnings before income taxes                    20,427              13,477               31,393              410,805
Fixed charges:
  Interest                                      43,317              36,226               86,594              103,770
  One-third of all rentals                         814                 588                1,593                1,423
  Preferred stock dividend
   of subsidiary trust                           2,248               2,248                4,495                4,495
  Total fixed charges                           46,379              39,062               92,682              109,688
Earnings before income taxes
 and fixed charges                              66,806              52,539              124,075              520,493
Ratio of earnings to fixed
 charges (B)                                      1.44x               1.35x                1.34x                4.75x


(A) Earnings before income taxes in 1998 include a $541.3 million gain on the transfer of consumer credit card business and $125.1 million of other charges including severance and outplacement costs associated with workforce reduction, option exercise and other employee costs associated with the Fleet Transaction/Tender Offer; expense associated with exited business/product; and asset impairment.


(B) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.



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